ArcelorMittal announces the results of Acindar’s tender offer

Luxembourg, 01 February 2008 - ArcelorMittal ("ArcelorMittal" or the "Company"), the world's largest steel company, announces today the results of its cash tender offer to acquire the 35.5% of outstanding shares in Acindar Industria Argentina de Aceros S.A. ("Acindar") it does not currently own (the "Offering").

ArcelorMittal announces today that Acindar's cash tender offer has achieved 98.6% participation for 35.5% of the outstanding shares of Acindar. As of the expiration date, the Offering has been accepted for an aggregate amount of 336 class A shares and 303.327.703 class B shares of Acindar, all issued and outstanding, representing 35.0% of the capital stock of such company. On the February 14, the closing date, ArcelorMittal will pay to the shareholders the amount of USD 552 million for the tendered shares.

As a consequence, adding the abovementioned percentage to the 64.5% interest in Acindar held by ArcelorMittal through ArcelorMittal Brasil S.A. as of January 31, 2008, ArcelorMittal shall become the holder of 99.5% of Acindar's capital stock.

Commenting, Lakshmi N. Mittal, President and CEO, ArcelorMittal said:

"I am very pleased that we have received such a positive response from shareholders to our offer. Acindar, as part of the ArcelorMittal Group, will have additional opportunities to benefit from being part of the worlds' leading steel company. We are very committed to our business in Argentina and Latin America and will continue to look for opportunities to further enhance the profile and performance of our assets in this region."

Since no resolutory condition to which the effectiveness of the Offering was subject has occurred as of today, the Offering was declared to be effective and ArcelorMittal will proceed to acquire all the shares tendered by the shareholders accepting the Offering and pay the offered price in the manner and conditions provided for in the Prospectus.

JP Morgan acted as lead arranger and dealer manager, BBVA acted as co-arranger and guarantor and Bruchou, Fernández Madero & Lombardi acted as legal advisor to ArcelorMittal in connection with the Offer.

About Acindar

Acindar is the largest publicly traded steel company in Argentina. Acindar today is a 64.5%-owned subsidiary of ArcelorMittal. The company has been listed on the Buenos Aires Stock Exchange since 1948.

Forward-Looking statements

This document may contain forward-looking information and statements about ArcelorMittal including Arcelor. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings by ArcelorMittal and Mittal Steel, as its predecessor, with the Netherlands Authority for the Financial Markets and the U.S. Securities and Exchange Commission made or to be made by ArcelorMittal or its predecessor, including (in the latter case) on Form 20-F. ArcelorMittal undertakes no obligation to publicly update its forwardlooking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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